

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 6, 2006

Mr. Dennis Leatherby
Senior Vice President, Finance and Treasurer
and Interim Chief Financial Officer
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, Arkansas 72762-6999

> **Re: Tyson Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended October 1, 2005**
> **Filed December 12, 2005**
> **File No. 1-14704**
> **Form 10-Q filed February 9, 2006, amended May 19, 2006**
> **Press Release dated February 17, 2004**
> **Supplemental responses dated April 13, 2006 and May 15, 2006**

Dear Mr. Leatherby:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen